SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Chaparral Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

15942R208
(CUSIP Number)

David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,902,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,902,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,399,807 shares of Class A Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 7,712,110 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 3,458,599 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 46,405,086 shares of Class A Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed by the Issuer with the Securities and Exchange Commission on November 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SVP Special Situations III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,331,851 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,331,851 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,851 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 46,405,086 shares of Class A Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed by the Issuer with the Securities and Exchange Commission on November 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SVP Special Situations IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,712,110 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,712,110 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,712,110 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 7,712,110 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P.

(2) Based on 46,405,086 shares of Class A Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed by the Issuer with the Securities and Exchange Commission on November 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON SVP Special Situations III-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,458,599 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,458,599 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,599 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 3,458,599 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 46,405,086 shares of Class A Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed by the Issuer with the Securities and Exchange Commission on November 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,902,367 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,902,367 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,367 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,399,807 shares of Class A Common Stock beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd., (ii) 1,331,851 shares of Class A Common Stock beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., (iii) 7,712,110 shares of Class A Common Stock beneficially owned by SVP Special Situations IV LLC as the investment manager of Strategic Value Special Situations Master Fund IV, L.P., and (iv) 3,458,599 shares of Class A Common Stock beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity, and which is indirectly majority owned and controlled by the Reporting Person.

(2) Based on 46,405,086 shares of Class A Common Stock of the Issuer outstanding as of November 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed by the Issuer with the Securities and Exchange Commission on November 9, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 7 of 9 Pages

AMENDMENT NO. 9 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons with respect to the Class A Common Stock of the Issuer on October 26, 2018, Amendment No. 1 thereto filed with the SEC on March 20, 2019, Amendment No. 2 thereto filed with the SEC on April 4, 2019, Amendment No. 3 thereto filed with the SEC on April 17, 2019, Amendment No. 4 thereto filed with the SEC on May 21, 2019, Amendment No. 5 thereto filed with the SEC on June 27, 2019, Amendment No. 6 thereto filed with the SEC on July 8, 2019, Amendment No. 7 thereto filed with the SEC on July 16, 2019, and Amendment No. 8 thereto filed with the SEC on July 19, 2019 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 20, 2019, SVP and the Funds entered into an amended and restated support agreement (the “Amended Support Agreement”) with the Issuer.

Pursuant to the Amended Support Agreement, the Issuer, among other things, elected Michael Kuharski, a Director of the North American Investment Team of SVP, and Mark “Mac” McFarland (collectively, the “Shareholder Designees”) as directors on the Board. Subject to SVP’s compliance with certain standstill and voting obligations, Messrs. Kuharski and McFarland will be included in the Issuer’s slate of director nominees for election at the Issuer’s 2020 annual meeting of stockholders, which the Issuer agreed it would hold no later than May 29, 2020.

The Issuer also agreed that SVP may replace any of the Shareholder Designees if he is unable or unwilling to serve on the Board at any time during the standstill period (as discussed below), subject to such replacement Shareholder Designee meeting certain criteria as set forth in the Amended Support Agreement.

The Amended Support Agreement also includes, among other provisions, certain standstill and voting commitments by SVP, including a voting commitment that SVP will vote (i) in favor of any director nominees recommended by the Board to the stockholders for election and (ii) in accordance with the recommendation of the Board with respect to other matters, subject to certain exceptions. SVP has also agreed that, during the standstill period, it will not acquire beneficial ownership in excess of 31% of the Company’s issued and outstanding shares of Class A Common Stock. The standstill period shall, subject to the Issuer’s compliance with the terms of the Amended Support Agreement, extend until the date that is the earlier of (i) the completion of the Issuer’s 2020 annual meeting of stockholders and (ii) 120 days after that each Shareholder Designee ceases to serve on the Board; provided that certain of the standstill provisions shall not terminate until 90 days after the 2020 annual meeting of shareholders.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 8 of 9 Pages

If SVP and its affiliate entities cease collectively to beneficially own the lesser of an aggregate of (i) at least 16% of the Issuer’s then outstanding shares of Class A Common Stock and (ii) 7,439,700 shares of the Issuer’s Class A Common Stock, then SVP shall only be entitled to designate one Shareholder Designee to the Board and the Board will have the option to accept the resignation of one of the Shareholder Designees. If SVP and its affiliate entities cease collectively to beneficially own the lesser of an aggregate of (i) at least 8% of the Issuer’s then outstanding shares of Class A Common Stock and (ii) 3,719,850 shares of the Issuer’s Class A Common Stock, then SVP shall no longer be entitled to designate any Shareholder Designees and both Shareholder Designees have agreed to offer to resign from the Board. In addition, if SVP or any of its affiliates materially breaches the Support Agreement and fails to cure such breach, the Shareholder Designees have agreed to offer to resign from the Board. The Amended Support Agreement also included a mutual release of certain claims by the Issuer and SVP.

This description of the Amended Support Agreement is qualified in its entirety by reference to the full text of the Amended Support Agreement, which is attached hereto as Exhibit C and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit C	Amended and Restated Support Agreement, dated December 20, 2019.

CUSIP No. 15942R208	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2019

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

By:	Victor Khosla
Victor Khosla